FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration No. 175

Santiago, October 20, 2016

Ger. Gen. N° 69/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

     Ref. SIGNIFCANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (“Enersis Chile” or the “Company”), I hereby inform you of the following significant event:

Today, October 20, 2016, Enersis Americas S.A. has issued bonds pursuant to the Form F-3 Registration Statement of the Securities Act of 1933 of the United States of America, submitted to the U.S. Securities and Exchange Commission on October 12, 2016. The above-mentioned bond emission is described in detail in a circular letter number 1,072 of this Superintendence, which is attached to this letter.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.         Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)    Bolsa de Comercio de Santiago (Santiago Stock Exchange)

              Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

              Bola de Valparaíso (Valparaíso Stock Exchange)

              Banco Santander Chile

              Depósito Central de Valores (Central Securities Depositary)

              Comisión Clasificadora de Riesgos (Risk Classification Commission)

Superintendence of Securities and Insurance

Chile

Significant Event Form

Bond Emission Abroad

1.0             Identification of the issuer

1.1 Corporate name                                              ENERSIS AMERICAS S.A.

1.2 Trading name

1.3 RUT identification number                                94.271.000-3

1.4 Registration Number of in

Securities Registry                                                175

1.5 Address                                                         Santa Rosa 76, Santiago

1.6 Telephone number                                           +56 (2) 2353-4000

1.7 Activities and business

The purpose of the company, both domestically and abroad, is the exploration, development, operation, generation, distribution, transmission, transformation and/or sale of energy in any of its forms or natures, directly or through subsidiaries, as well as activities in telecommunications and provides engineering consultancy services. Its purpose shall also be to invest and manage its investments in subsidiaries and related companies which are electricity generation, transmission, distribution or commercialization companies or whose business activities are related to any of the following: (i) energy in any of its forms or of any nature, (ii) supply of public services or whose main input is energy, (iii) telecommunications and information technology and (iv) business intermediation via the Internet. Pursuant to its main purpose, the Company shall develop the following functions:

a.                Promote, organize, set up, modify, dissolve or liquidate companies of any nature whose business activities are related to the ones of the Company.

b.               Propose investment, financing and commercial policies to its subsidiary companies, as well as accounting systems and criteria that they should adhere to.

c.                Supervise the management of its subsidiary companies.

d.               Lend financial resources necessary for the development of business to its related and subsidiary companies, and furthermore, offer management, financial, commercial, technical and legal and audit consultancy services to its subsidiary companies and, in general, any kind of services deemed necessary to improve their performance.

In addition to its main purpose and always acting within the limits established by the Investment and Financing Policy approved by the Shareholders Meeting, the company may invest in:

1: The acquisition, exploitation, construction, rental, management, intermediation, commercialization and transfer of any kind of movable and immovable estate, be it directly or via subsidiary or related companies.

2: Any kind of financial assets, including shares, bonds and debentures, trade bills and, in general, any kind of transferable securities or contributions to companies, be it directly or via subsidiary or related companies.

More information related to this matter can be obtained from the Annual Report of Enersis Americas S.A. available on the website www.enersisamericas.cl

2.0             This communication is carried in accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and is a significant event related to the Company, its business, its public offer securities and/or and their offer, as relevant.

3.0 Characteristics of the emission
3.1 Denomination of currency	U.S. Dollars

3.2 Currency of total issue	US$ 600 million

3.3 Bearer/to order	Bearer

3.4 Series	One series with CUSIP 29274FAF1,
ISIN US29274FAF18

3.4.1 Amount of series	US$ 600 million

3.4.2 Number of bonds	Not applicable

3.4.3 Nominal value of bond	Minimum US$1,000 and in US$ 1,000 multiples above the minimum

3.4.4 Type of readjustment	Not applicable

3.4.5 Interest rate	4.00% coupon per year in US dollars
With interest payable twice a year, and
single bullet amortization on October 25, 2026.

3.4.6 Date of emission	October 25, 2016

3.4.7 For each series please fill in the development table:

The capital of the bond consists of a single payment (bullet) for the whole emission, which will be paid on October 25, 2026. The bonds will accrue 4.0% interest per annum ,calculated on a 360-day year, which will be paid in bi-annual installments on April 25 and October 25 of each year until maturity. The first payment of interest will be on April 25, 2017.

Interest payment	Amortization number	Date	Interest in US$ million	Amortization in US$ million	Total installment in US$ million	B Balance capital I in US$ million
0	0	10-25-2016		590,184	590,184	600
1	0	04-25-2017	12	0	12	600
2	0	###-##-####	12	0	12	600
3	0	4-04-25-2018	12	0	12	600
4	0	###-##-####	12	0	12	600
5	0	4-04-25-2019	12	0	12	600
6	0	###-##-####	12	0	12	600
7	0	4-04-25-2020	12	0	12	600
8	0	###-##-####	12	0	12	600
9	0	4-04-25-2021	12	0	12	600
10	0	10-25-2021	12	0	12	600
11	0	4-04-25-2022	12	0	12	600
12	0	10-25-2022	12	0	12	600
13	0	4-04-25-2023	12	0	12	600
14	0	10-25-2023	12	0	12	600
15	0	4-04-25-2024	12	0	12	600
16	0	10-25-2024	12	0	12	600
17	0	4-04-25-2025	12	0	12	600
18	0	10-25-2025	12	0	12	600
19	0	4-04-25-2026	12	0	12	600
20	1	10-25-2026	12	600	612	0

3.5 Guarantees                                                                               Yes                  No X

3.5.1 Type and amount of guarantees                                               Not applicable

3.6 Extraordinary amortization                                                         Yes                  No X

3.6.1 Procedures and dates                                                            Not applicable

4.0 Offer                                                                                        Public X           Private

5.0 Country of issuance

5.1 Name                                                              Bonds registered in the United States of America

5.2 Norms to obtain authorization to be listed

Public registration at the Securities and Exchange Commission of the United States

of America pursuant to accelerated shelf registration (Form F-3 ACR), a Preliminary Prospectus Supplement and its subsequent Amendments via a Free Writing Prospectus (FWP)

6.0 Provided information

6.1 To future bond holders

Incorporated by reference in the Form F-3 Registration Statement Under the Securities Act of 1933  and the Preliminary Prospectus Supplement, which were both registered at the Securities and Exchange Commission on  October 12, 2016 and whose copies were sent to the Superintendence of Securities and Insurance. The FWP will be sent to the Superintendence of Securities and Insurance and shall be attached as soon as it is available, including the amendments of the most recent Free Writing Prospectus (FWP).

6.2 To future representatives of bond holders

The same documents as those mentioned in point 6.1 above.

It is hereby established that the representative of the bond holders is Bank of New York Mellon, successor of Chase Manhattan Bank NA, with whom the second modification of the emission contract is signed.

7.0 Emission contract

7.1 General characteristics

The general characteristics of a Yankee Bond are: as a senior bond, not subordinate, without guarantees or financial covenants issued by companies with investment grade, registered with the U.S. Securities and Exchange Commission.

7.2 Rights and obligations of bond holders

Are rights and obligations for transactions of this nature, such as the timely payment of capital and interests and the payment of additional amounts as relevant, the right to demand an  anticipated payment in case of non-compliance, the right to request information and other safeguards for bond holders, amongst others.

The bonds issued by Enersis Americas S.A. constitute direct obligations, not guaranteed or subordinated by the issuing company. Bond holders can demand an early payment of all capital plus interests in certain cases in the case of non-compliance on part of Enersis Americas S.A.

8.0 Other important information

The bonds have been registered with the U.S. Securities and Exchange Commission (SEC) and with the New York Stock (“NYSE”).

The information (with the respective translation) referred to in letter a) of Number 4 of the Circular Letter Number 1072 of the Superintendence of Securities and Insurance, as well as an authentic voided copy of the bond document, shall be sent to the Superintendence of Securities and Insurance and as soon as available within a reasonable period of time.

9.0 Declaration of Responsibility

The undersigned, in his capacity as the Chief Executive Officer of Enersis Americas S.A. (the Company), both domiciled at Avenida Santa Rosa 76, floor 17, Santiago, in order to comply with the circular letter Number 1072 of the Superintendence of Securities and Insurance (SVS), hereby declares and confirms, under oath, that by means of this document and pursuant to his corresponding legal responsibility, the full and absolute veracity and authenticity of all the information presented by the Company to the SVS in this “Significant Event Form for the Issue of Bonds Abroad”, dated October 20, 2016.

Name:                               Luca D’Agnese

Title:                                 Chief Executive Officer

Identification number:        24.910.349-7

Signature: /s/ Luca D’ Agnese

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: October 24, 2016